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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 3)*	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response. . . 14.9
FIRST VIRTUAL COMMUNICATIONS, INC.

(Name of Issuer)
Common Stock, $.001 par value

(Title of Class of Securities)
337484 10 9
(CUSIP Number)
December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / /      Rule 13d-1(b)

        / /      Rule 13d-1(c)

        /x/      Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. CUSIP No. 337484-10-9

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Ralph K. Ungermann

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/ /

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
2,136,976 (1)

		(6)	Shared Voting Power
0

		(7)	Sole Dispositive Power
2,136,976 (1)

		(8)	Shared Dispositive Power
0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
2,136,976 (1)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
6.4%

(12)	Type of Reporting Person (See Instructions)
IN

(1)
Includes 120,587 shares issuable to Reporting Person upon exercise of options to purchase common stock within 60 days of December 31, 2001.

ITEM 1.

(a)	Name of Issuer
First Virtual Communications, Inc.

(b)	Address of Issuer's Principal Executive Offices
3393 Octavius Drive, Santa Clara, CA 95054

ITEM 2.

(a)	Name of Person Filing
Ralph K. Ungermann

(b)	Address of Principal Business Office or, if none, Residence
3393 Octavius Drive, Santa Clara, CA 95054

(c)	Citizenship
A citizen of the United States

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
337484-10-9

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
(a)	/ /	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	/ /	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	/ /	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	/ /	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	/ /	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).
(f)	/ /	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).
(g)	/ /	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).
(h)	/ /	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	/ /	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	/ /	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

2,136,976 shares, including 120,587 shares issuable to Reporting Person upon exercise of options to purchase common stock within 60 days of December 31, 2001 and 2,016,389 shares held by the Reporting Person in the name of the Ralph K. Ungermann Living Trust under agreement dated May 18, 1988, as amended, of which the reporting person is the trustee.

(b)	Percent of class:

6.4%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote
2,136,976

	(ii)	Shared power to vote or to direct the vote

0

	(iii)	Sole power to dispose or to direct the disposition of
2,136,976

	(iv)	Shared power to dispose or to direct the disposition of
0

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

         Not Applicable

ITEM 10. CERTIFICATION

         Not Applicable

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2002
Date

/s/ Ralph K. Ungermann
Signature

Ralph K. Ungermann
Name/Title

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SIGNATURE